                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. ___)


                         KENTUCKY FIRST FEDERAL BANCORP
                         ------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                     ---------------------------------------

                         (Title of Class of Securities)

                                   491292 10 8
                                   -----------
                                 (CUSIP Number)

                                TONY C. WHITAKER
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                FIRST FEDERAL MHC
                              MAIN & LOVERN STREETS
                             HAZARD, KENTUCKY 41701
                                 (606) 436-3860
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  MARCH 2, 2005
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /_/.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.



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/----------------------/
/CUSIP No. 491292 10 8 /
/----------------------/
                                  SCHEDULE 13D

--------------------------------------------------------------------------------
   1    NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            FIRST FEDERAL MHC

            I.R.S. Identification No.  38-3717668
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) /_/
                                                                       (b) /_/

--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS
            OO
--------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                 /_/
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
            UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER                  4,727,938
      NUMBER OF
       SHARES         ----------------------------------------------------------
    BENEFICIALLY       8    SHARED VOTING POWER                        0
      OWNED BY
        EACH          ----------------------------------------------------------
      REPORTING        9    SOLE DISPOSITIVE POWER             4,727,938
       PERSON
        WITH          ----------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER                   0

--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,727,938
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES        /_/
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          55.0%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON
          HC

--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.
         -------------------

      This Schedule 13D relates to the shares of common stock, par value $0.01 per share, of Kentucky First Federal Bancorp (the "Issuer" or the "Company"), a federally chartered corporation. The principal executive office of the Issuer is located at 216 W. Main Street, Frankfort, Kentucky 40602.

ITEM 2.  IDENTITY AND BACKGROUND.
         -----------------------

      This Schedule 13D is being filed by First Federal MHC (the "MHC"), a federally chartered mutual holding company. The MHC's principal business is to hold a majority of the shares of the Issuer's common stock. The principal office of the MHC is located at Main & Lovern Streets, Hazard, Kentucky 41701. During the last five years the MHC has not been convicted in a criminal proceeding nor during the last five years has the MHC been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Attached as Schedule I hereto and incorporated herein by reference is a list containing certain information with respect to each director and executive officer of the MHC (collectively, the "Insiders"). To the MHC's knowledge, each of the Insiders is a United States citizen, and none of the Insiders has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor during the last five years have any of the Insiders been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         -------------------------------------------------

      On March 2, 2005, First Federal Savings and Loan Association of Hazard (the "Association") reorganized from the mutual to mutual holding company structure (the "Reorganization") in accordance with the Plan of Reorganization as amended and restated and the Stock Issuance Plan, as amended and restated (collectively, the "Plans") adopted by the Association's Board of Directors. Pursuant to the Plans, the Association converted to stock form and the Issuer and the MHC were established. In connection with the Reorganization, the Issuer issued a total of 8,596,250 shares of common stock, of which 4,727,938 shares were issued to the MHC in exchange for the Issuer's ownership of 100% of the Association's common stock. All purchases by Insiders were from personal funds.

ITEM 4.  PURPOSE OF TRANSACTION.
         ----------------------

      The primary purpose of the Reorganization was to establish a corporate structure that will result in the raising of additional capital to support future lending and operational growth and may also support possible future branching activities or acquisitions. The Reorganization will also enable the Association's employees and officers to obtain an equity ownership interest in the Association. The mutual holding company structure permitted the Issuer to sell capital stock, which is a source of capital not available to a mutual savings association. Because the Issuer only sold a minority of its common stock to the public, the Association's mutual form of ownership and its ability to remain an independent savings association and to provide community-oriented financial services is expected to be preserved.

      Although the MHC and the Insiders intend to exercise their rights as shareholders, neither the MHC nor any of the Insiders currently have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

      In the future, the MHC and/or any of the Insiders may determine to purchase additional shares of the Issuer's common stock (or other securities of the Issuer) or the MHC and/or any of the Insiders may determine to sell shares of the Issuer's common stock. Any such determination will depend on a number of factors, including market prices, the Issuer's prospects and alternative investments.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------

      (a) - (b) The MHC beneficially owns (with sole voting and dispositive power) 4,727,938 shares of the Issuer's common stock or 55.0% of the outstanding shares. The following table provides information about the shares of Company common stock that may be considered to be owned by each Insider as of March 3, 2005. A person may be considered to own any shares of the Issuer's common stock over which he or she has, directly or indirectly, sole or shared voting or dispositive power. Unless otherwise indicated, each of the named individuals has sole voting and investment power with respect to the shares shown.

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                                                     NUMBER OF     PERCENT OF
                                                      SHARES      COMMON STOCK
      NAME                                             OWNED       OUTSTANDING
      ----                                          ------------  -------------

      Tony D. Whitaker...........................     30,000(1)         * %
      Stephen G. Barker..........................     20,331            *
      Walter G. Ecton, Jr........................      5,705            *
      William D. Gorman..........................     20,000(2)         *
      Lewis A. Hopper............................      5,000            *
      Roy L. Pulliam, Jr.........................     30,000(3)         *
      Kaye C. Lewis..............................      1,200(4)         *

      ------------------------------
      *Represents less than 1% of shares outstanding.

      (1) Includes 13,800 shares beneficially owned by Mr. Whitaker's wife and 1,200 shares held for the benefit of Mr. Whitaker's wife under her IRA, over which she has voting and dispositive power and as to which Mr. Whitaker disclaims beneficial ownership.
      (2) Includes 3,000 shares owned by Mr. Gorman's spouse and 2,000 shares held by Mr. Gorman's spouse as custodian under the Uniform Transfers to Minors Act, over which she has voting and dispositive power and as to which Mr. Gorman disclaims beneficial ownership.
      (3) Includes 11,100 shares beneficially owned by Mr. Pulliam's wife and 3,900 shares held for the benefit of Mr. Pulliam's wife under her IRA, over which she has voting and dispositive power and as to which Mr. Pulliam disclaims beneficial ownership.
      (4)  Includes 200 shares held by Ms. Lewis as trustee for her daughter.


      (c) Other than the issuance of such shares to the MHC and the purchase of such shares by Insiders on March 2, 2005, neither the MHC nor the Insiders have effected any transaction in the Issuer's common stock within the past 60 days, except for the following Insiders:


                          DATE OF       AMOUNT OF                             WHERE AND HOW
NAME OF INSIDER         TRANSACTION   SHARES INVOLVED   PRICE PER SHARE   TRANSACTION WAS EFFECTED
---------------         -----------   ---------------   ---------------   ------------------------
Walter G. Ecton, Jr.      3/3/05          4,875             $10.50         Open market purchase
                                                                                 by IRA

      (d) No person other than the MHC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities owned by the MHC as described in Item 5(a)-(b) above.

      (e)  Not applicable.

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
           ---------------------------------------------------------------------
           TO SECURITIES OF THE ISSUER.
           ---------------------------

      Not applicable.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.
           --------------------------------

      Not applicable.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   FIRST FEDERAL MHC


                                   By: /s/ Tony D. Whitaker
                                       ---------------------------------------
                                       Tony D. Whitaker
                                       President and Chief Executive Officer



Date: March 10, 2005

                                   SCHEDULE I

              DIRECTORS AND EXECUTIVE OFFICERS OF FIRST FEDERAL MHC
              -----------------------------------------------------

      The names, business address and present principal occupation of each director, executive officer and controlling person of First Federal MHC are set forth below. All persons are citizens of the United States.


NAME                     BUSINESS ADDRESS          PRINCIPAL OCCUPATION
----                     ----------------          --------------------

Tony D. Whitaker         Main & Lovern Streets     President, Chief Executive Officer and Director of First
                         Hazard, Kentucky 41701    Federal MHC; Chief Executive Officer and Chairman of
                                                   Kentucky First Federal Bancorp; President and Chief
                                                   Executive Officer of First Federal Savings and Loan
                                                   Association of Hazard.

Stephen G. Barker        Main & Lovern Streets     Director of First Federal MHC, Kentucky First Federal
                         Hazard, Kentucky 41701    Bancorp and First Federal Savings and Loan Association of
                                                   Hazard; Assistant General Counsel to Kentucky River
                                                   Properties, LLC.

Walter G. Ecton, Jr.     Main & Lovern Streets     Director of First Federal MHC, Kentucky First Federal
                         Hazard, Kentucky 41701    Bancorp and First Federal Savings and Loan Association of
                                                   Hazard; attorney in private practice, Richmond, Kentucky.

William D. Gorman        Main & Lovern Streets     Director of First Federal MHC, Kentucky First Federal
                         Hazard, Kentucky 41701    Bancorp and First Federal Savings and Loan Association of
                                                   Hazard; Mayor of Hazard, Kentucky.

Lewis A. Hopper          Main & Lovern Streets     Director of First Federal MHC and First Federal Savings
                         Hazard, Kentucky 41701    and Loan Association of Hazard; retired.

Kaye C. Lewis            Main & Lovern Streets     Treasurer of First Federal MHC and First Federal Savings
                         Hazard, Kentucky 41701    and  Loan Association of Hazard.

Roy L. Pulliam, Jr.      Main & Lovern Streets     Vice President and Secretary of First Federal MHC and
                         Hazard, Kentucky 41701    First Federal Savings and Loan Association of Hazard.
